Exhibit 99.4

May 23, 2017

Dear Sirs/Mesdames:

Re:                             Canadian Natural Resources Limited (“CNRL”)

We refer to the prospectus supplement (the “Prospectus Supplement”) of CNRL relating to the offering by CNRL of debt securities under a base shelf prospectus forming part of the Registration Statement on Form F-10 (333-207578) filed by CNRL with the U.S. Securities and Exchange Commission (the “Registration Statement”).

We hereby consent to the use of our firm name in the Prospectus Supplement and to the reference to our firm name under the headings “Certain Canadian Federal Income Tax Considerations”, “Legal Matters” and “Enforceability of Judgments” in the Prospectus Supplement.

Yours truly,

/s/ Parlee McLaws LLP
“PARLEE MCLAWS LLP”